Biomea Fusion, Inc.

900 Middlefield Road, 4th Floor

Redwood City, CA 94063

October 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biomea Fusion, Inc. Registration Statement on Form S-3 File No. 333-267884 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biomea Fusion, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-267884) (the “Registration Statement”), so that it may become effective at 4:01 pm Eastern time on October 24, 2022, or as soon thereafter as practicable.

Very truly yours, BIOMEA FUSION, INC.

By:	/s/ Thomas Butler
Name: Thomas Butler Title: Principal Executive Officer

Cc: Maggie Wong, Goodwin Procter LLP